First Proposition

Dear _____________ ,,

I wrote to you on September 4 in my report to shareholders that we were planning to do a $5 million crowdfunding, and I explained the whole process and our thinking. Crowdfunding, which we had dismissed about five years earlier, has turned into a serious fundraising mechanism funding companies like Zero E. We had watched a company that makes small internal combustion engines, LiquidPiston, raise $17 million on a platform, StartEngine, and prior to that $3 million on another platform, Wefunder. We put our motor assets into a new company we had incorporated, ZEUS Motor Inc, which is now a wholly-owned subsidiary of Zero E in order to facilitate crowdfunding.

We have exciting news for you—ZEUS Motor has started its $5 million crowdfund raise with Wefunder. Our crowdfunding website is live and now accepting commitments from accredited investors we know. You can find the website here:
https://wefunder.com/zeus.motor.inc

We are in what is called the 'testing the waters' phase. This means that our site is not yet open for investment for anyone and that we have not finished the legal requirements. At this time, we still can change aspects of our site, so please have a look and let us know if you have any recommendations on how to make it more compelling.

The 'testing the waters' phase also means that you are only committing money now, not actually investing it. However, getting through the minimum commitment phase quickly will help show the larger crowd, when we fully launch, how much excitement there is around ZEUS Motor Inc. Additionally, if you register with WeFunder and follow their instructions to fund your account (still not an investment), you'll save on WeFunder's fees.

Here is the legal information we are required to include with this email about the 'testing the waters' phase.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

At this time, we are hoping that you will commit to $_______ You can click on the link above, go through our site, and at the bottom register with WeFunder. They will ask a few questions about you and your net worth so that you can be approved as an accredited investor and invest without monetary limits. This is a quick process. Then you should be able to commit money to ZEUS.

Below are the steps in detail on how to join WeFunder

You will notice that we changed our plans — we have moved platforms from StartEngines to WeFunder. We have learned that it is WeFunder that is the largest crowdfunding investing platform and a good fit for where our company is. If you would like to talk more about this change, please contact me and I would be happy to chat. In this process of setting this up, we have discovered that companies like ours that use crowdfunding commonly do different rounds on all the various platforms as each reaches a different audience. It is likely in the future that we will use StartEngine or use other crowdfunding platforms for other raises. In the meantime, we are very excited about our current campaign with WeFunder and hope you can help us make it a big success.

When our campaign gets fully underway, we hope that you will then reach out to your network and encourage others to invest. We will let you know when it is time for that. We are getting very close and excited.

Good on us,

Tom

Thomas H. Hopkins
CEO & CTO
Zero E Technologies, Inc. & ZEUS Motor, Inc.
9500 W. 49th Ave., Unit A-103
Wheat Ridge, CO 80033
Phone: 970 390 6607
www.zeroetech.com
hopkins@zeroetech.com

Steps to join WeFunder:

1. When you click on the link above, https://wefunder.com/zeus.motor.inc there will NOT be a banner inviting you to invest. You must create an account first.
2. Create an account by clicking "Signup"
3. After the account is made, you need to go into the account settings and give

them your identity details to verify. They will likely need a copy of your drivers license or passport to upload.

4. Then you need to go to the "Investor Limits" section and give them some basic information to become accredited. (They reviewed my documents and I was verified in less than an hour.) Without this step and becoming accredited, your investment is limited to ~$2200/yr.

5. Once you are verified and accredited, go back to the Zeus Motor page in WeFunder and you should be able to see the red "INVEST" banner.

6. Once you click invest you will be given options to send money to WeFunder, via account transfer or wire transfer.

(If you are sending money from overseas, I highly suggest you use a WISE account, which has a much cheaper foreign exchange rate/fees, and allows you to send money directly via account transfer. The link I provided should give some sort of discount on your first transfer. Any questions? ask Tag taghopkins@yahoo.com

If you are considering investing more than $25k, please let us know first. At this level, we can add you to our "Angel List" prior to your investment and the fees and commission are significantly discounted (possibly even waived).

Standard Letter to Potential Investors - Best Prospects

Dear ___________ ,

We have exciting news for you—ZEUS's crowdfunding website is live and now accepting commitments from accredited investors we know. You can find the website here:
https://wefunder.com/zeus.motor.inc

We are in what is called the 'testing the waters' phase. This means that our site is not yet open for investment for anyone and that we have not finished the legal requirements. At this time, we still can change aspects of our site, so please have a look and let us know if you have any recommendations on how to make it more compelling.

The 'testing the waters' phase also means that you are only committing money now, not actually investing it. However, getting through the minimum commitment phase quickly will help show the larger crowd, when we fully launch, how much excitement there is around ZEUS Motor Inc. Additionally, if you register with WeFunder and follow their instructions to fund your account (still not an investment), you'll save on Wefunder's fees.

Here is the legal information we are required to include with this email about the 'testing the waters' phase.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

At this time, we are hoping that you will commit to the $___ we discussed previously. You can click on the link above, go through our site, and at the bottom register with Wefunder. They will ask a few questions about you and your worth so that you can be approved as an accredited investor and invest without monetary limits. This is a quick process. Then you should be able to commit money to ZEUS.

Below are the steps in detail on how to join Wefunder

You will notice that since I last connected with you, we have moved platforms to WeFunder. WeFunder is the largest crowdfunding investing platform and a good

fit for where our company is. If you would like to talk more about this change, please contact me and I would be happy to chat. In this process of setting this up, we have discovered that companies like ours that use crowdfunding commonly do different rounds on all the various platforms as each reaches a different audience. It is likely in the future that we will return to StartEngine or use other crowdfunding platforms for other raises. In the meantime, we are very excited about our current campaign with Wefunder and hope you can help us make it a big success.

When our campaign gets fully underway, we hope that you will then reach out to your network and encourage others to invest. We will let you know when it is time for that. We are getting very close and excited.

Good on us,

Tom

Thomas H. Hopkins
CEO & CTO
Zero E Technologies, Inc. & ZEUS Motor, Inc.
9500 W. 49th Ave., Unit A-103
Wheat Ridge, CO 80033
Phone: 970 390 6607
www.zeroetech.com
hopkins@zeroetech.com

Steps to join Wefunder:

1. When you click on the link above, https://wefunder.com/zeus.motor.inc there will NOT be a banner inviting you to invest. You must create an account first.
2. Create an account by clicking "Signup"
3. After the account is made, you need to go into the account settings and give them your identity details to verify. They will likely need a copy of your drivers license or passport to upload.
4. Then you need to go to the "Investor Limits" section and give them some basic information to become accredited. (They reviewed my documents and I was verified in less than an hour.) Without this step and becoming accredited, your investment is limited to ~$2200/yr.
5. Once you are verified and accredited, go back to the Zeus Motor page in WeFunder and you should be able to see the red "INVEST" banner.
6. Once you click invest you will be given options to send money to WeFunder, via account transfer or wire transfer.
(If you are sending money from overseas, I highly suggest you use a WISE account, which has a much cheaper foreign exchange rate/fees, and allows you to send money directly via account transfer. The link I provided should give

some sort of discount on your first transfer. Any questions? ask Tag
taghopkins@yahoo.com
If you are considering investing more than $25k, please let us know first. At this level, we can add you to our "Angel List" prior to your investment and the fees and commission are significantly discounted (possibly even waived).

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.